SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.           ) *

Seattle Genetics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

812578102

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812578102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Olympic Venture Partners IV, L.P. (“OVP IV”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
2,364,446 shares, except that OVMC IV, L.L.C. (“OVMC IV”), the general partner of OVP IV, may be deemed to have sole power to vote these shares, and George H. Clute (“Clute”), Gerard H. Langeler (“Langeler”), William D. Miller (“Miller”) and Charles P. Waite, Jr. (“Waite”), the managing members of OVMC IV, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
2,364,446 shares, except that OVMC IV, the general partner of OVP IV, may be deemed to have sole power to dispose of these shares, and Clute, Langeler, Miller and Waite, the managing members of OVMC IV, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,364,446

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 812578102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Olympic Venture Partners IV Entrepreneurs Fund, L.P. (“OVP IV EF”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
100,000 shares, except that OVMC IV, the general partner of OVP IV EF, may be deemed to have sole power to vote these shares, and Clute, Langeler, Miller and Waite, the managing members of OVMC IV, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
100,000 shares, except that OVMC IV, the general partner of OVP IV EF, may be deemed to have sole power to dispose of these shares, and Clute, Langeler, Miller and Waite, the managing members of OVMC IV, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.3%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 812578102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OVMC IV, L.L.C. (“OVMC IV”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
2,464,446 shares, of which 2,364,446 are directly owned by OVP IV and 100,000 are directly owned by OVP IV EF.  OVMC IV, the general partner of OVP IV and OVP IV EF, may be deemed to have sole power to vote these shares, and Clute, Langeler, Miller and Waite, the managing members of OVMC IV, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
2,464,446 shares, of which 2,364,446 are directly owned by OVP IV and 100,000 are directly owned by OVP IV EF.  OVMC IV, the general partner of OVP IV and OVP IV EF, may be deemed to have sole power to dispose of these shares, and Clute, Langeler, Miller and Waite, the managing members of OVMC IV may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,464,446

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.4%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 812578102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) George H. Clute (“Clute”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

6.

Shared Voting Power
2,464,446 shares, of which 2,364,446 are directly owned by OVP IV and 100,000 are directly owned by OVP IV EF.  OVMC IV is the general partner of OVP IV and OVP IV EF and Clute, a managing member of OVMC IV, may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares

8.

Shared Dispositive Power
2,464,446 shares, of which 2,364,446 are directly owned by OVP IV and 100,000 are directly owned by OVP IV EF.    OVMC IV is the general partner of OVP IV and OVP IV EF and Clute, a managing member of OVMC IV, may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,464,446

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.4%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 812578102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gerard H. Langeler (“Langeler”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

6.

Shared Voting Power
2,464,446 shares, of which 2,364,446 are directly owned by OVP IV and 100,000 are directly owned by OVP IV EF.   OVMC IV is the general partner of OVP IV and OVP IV EF and Langeler, a managing member of OVMC IV, may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares

8.

Shared Dispositive Power
2,464,446 shares, of which 2,364,446 are directly owned by OVP IV and 100,000 are directly owned by OVP IV EF.   OVMC IV is the general partner of OVP IV and OVP IV EF and Langeler, a managing member of OVMC IV, may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,464,446

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.4%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 812578102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William D. Miller (“Miller”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

6.

Shared Voting Power
2,464,446 shares, of which 2,364,446 are directly owned by OVP IV and 100,000 are directly owned by OVP IV EF.   OVMC IV is the general partner of OVP IV and OVP IV EF and Miller, a managing member of OVMC IV, may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares

8.

Shared Dispositive Power
2,464,446 shares, of which 2,364,446 are directly owned by OVP IV and 100,000 are directly owned by OVP IV EF.   OVMC IV is the general partner of OVP IV and OVP IV EF and Miller, a managing member of OVMC IV, may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,464,446

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.4%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 812578102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Charles P. Waite, Jr. (“Waite”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 25,000 shares

6.

Shared Voting Power
2,464,446 shares, of which 2,364,446 are directly owned by OVP IV and 100,000 are directly owned by OVP IV EF.   OVMC IV is the general partner of OVP IV and OVP IV EF and Waite, a managing member of OVMC IV, may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 25,000 shares

8.

Shared Dispositive Power
2,464,446 shares, of which 2,364,446 are directly owned by OVP IV and 100,000 are directly owned by OVP IV EF.   OVMC IV is the general partner of OVP IV and OVP IV EF and Waite, a managing member of OVMC IV, may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,489,446

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.5%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Seattle Genetics, Inc.
	(b)	Address of Issuer's Principal Executive Offices 21823 30th Drive SE Bothell, Washington 90821

Item 2.
(a)

Name of Person Filing
This Statement is filed by Olympic Venture Partners IV, L.P., a Delaware limited partnership (“OVP IV”), Olympic Venture Partners IV Entrepreneurs Fund, L.P., a Delaware limited partnership (“OVP IV EF”), OVMC IV, L.L.C., a Delaware limited liability company (“OVMC IV”) and the general partner of OVP IV and OVP IV EF, George H. Clute (“Clute”), Gerard H. Langeler (“Langeler”), William D. Miller (“Miller”) and Charles P. Waite, Jr. (“Waite”), the managing members of OVMC IV.  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

OVMC IV, the general partner of OVP IV and OVP IV EF, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by OVP IV and OVP IV EF. Clute, Langeler, Miller and Waite are managing members of OVMC IV and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by OVP IV and OVP IV EF.

	(b)	Address of Principal Business Office or, if none, Residence The address for each of the Reporting Persons is: OVP Venture Partners 2420 Carillon Point Kirkland, Washington 98033
	(c)	Citizenship OVP IV and OVP IV EF, are Delaware limited partnerships. OVMC IV is a Delaware limited liability company. Clute, Langeler, Miller and Waite are United States citizens.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number CUSIP # 812578102

Item 3.	Not Applicable

Item 4.	Ownership.
The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2001:
(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b) Percent of class: See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of OVP IV and OVP IV EF, and the limited liability company agreement of OVMC IV, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2002
OLYMPIC VENTURE PARTNERS IV, L.P., a Delaware Limited Partnership

By: OVMC IV, L.L.C., a Delaware Limited Liability Company
Its: General Partner

OLYMPIC VENTURE PARTNERS IV ENTREPRENEURS FUND, L.P., a Delaware Limited Partnership

By: OVMC IV, L.L.C., a Delaware Limited Liability Company
Its: General Partner

OVMC IV, L.L.C., a Delaware Limited Liability Company

	By:	/s/ Bill Funcannon
Bill Funcannon,
Attorney-in-fact

GEORGE H. CLUTE

	By:	/s/ Bill Funcannon
Bill Funcannon,
Attorney-in-fact

GERARD H. LANGELER

	By:	/s/ Bill Funcannon
Bill Funcannon,
Attorney-in-fact

WILLIAM D. MILLER

	By:	/s/ Bill Funcannon
Bill Funcannon,
Attorney-in-fact

CHARLES P. WAITE, JR.

	By:	/s/ Bill Funcannon
Bill Funcannon,
Attorney-in-fact

EXHIBIT INDEX

Found on
Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	13

Exhibit B: Reference to Bill Funcannon as Attorney-in-fact	14

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Seattle Genetics, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 12, 2002

OLYMPIC VENTURE PARTNERS IV, L.P., a Delaware Limited Partnership

By: OVMC IV, L.L.C., a Delaware Limited Liability Company
Its: General Partner

OLYMPIC VENTURE PARTNERS IV ENTREPRENEURS FUND, L.P., a Delaware Limited Partnership

By: OVMC IV, L.L.C., a Delaware Limited Liability Company
Its: General Partner

OVMC IV, L.L.C., a Delaware Limited Liability Company

	By:	/s/ Bill Funcannon
Bill Funcannon,
Attorney-in-fact

GEORGE H. CLUTE

	By:	/s/ Bill Funcannon
Bill Funcannon,
Attorney-in-fact

GERARD H. LANGELER

	By:	/s/ Bill Funcannon
Bill Funcannon,
Attorney-in-fact

WILLIAM D. MILLER

	By:	/s/ Bill Funcannon
Bill Funcannon,
Attorney-in-fact

CHARLES P. WAITE, JR.

	By:	/s/ Bill Funcannon
Bill Funcannon,
Attorney-in-fact

EXHIBIT B

REFERENCE TO BILL FUNCANNON AS ATTORNEY-IN-FACT

                                Bill Funcannon has signed the enclosed documents as Attorney-in-fact.  Note that copies of the applicable Power of Attorneys are already on file with the appropriate agencies.